Exabyte Corporation

2108 - 55th Street

Boulder, CO 80301

(303) 442-4333

April 22, 2005

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Daniel Lee

Re:	Exabyte Corporation – Request for Withdrawal of

Amendment No. 1 to Form S-1 Filed on April 14, 2005

Registration No. 333-116586

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 as amended, Exabyte Corporation (the “Company”) hereby provides this letter as an application to withdraw its Post-Effective Amendment No. 1 to Form S-1 (File No. 333-116586) filed by the Company on April 14, 2005 as well as all exhibits thereto. The Company requests that the Securities and Exchange Commission consent to this request.

The Company requests the withdrawal of the above-referenced Amendment No. 1 because it was filed under an incorrect code. The Company is re-filing the Amendment No. 1 under the post-effective amendment code. No shares of the common stock have been issued or sold under such Amendment No. 1 to the Registration Statement.

If you have any questions or comments or require additional information, regarding the request for the withdrawal, please contact Mark R. Levy of Holland & Hart LLP, counsel to the Company, at (303) 295-8073 or Amy Bowler of that firm at (303) 295-8337.

Very truly yours,

EXABYTE CORPORATION

By:	/s/ Carroll A. Wallace

Carroll A. Wallace

Chief Financial Officer